UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                            ARVIDA/JMB PARTNERS, L.P.
                                (Name of Issuer)

          Limited Partnership Interests and Assignee Interests Therein
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                               John P. Saldarelli
                         Raleigh Capital Associates L.P.
                             100 South Bedford Road
                           Mount Kisco, New York 10549
                                 (914) 242-7700

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Raleigh Capital Associates L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                          (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  NA

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           106,747 Units

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           106,747 Units

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  106,747 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
                                                                              13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.4%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Zephyr Partners

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                          (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  NA

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           106,747 Units**

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           106,747 Units**

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  106,747 Units**

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
                                                                              13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.4%

14       TYPE OF REPORTING PERSON*
                  PN

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is the general partner).

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  GP Aeolus, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                          (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  NA

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           106,747 Units**

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           106,747 Units**

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  106,747 Units**

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
                                                                              13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.4%

14       TYPE OF REPORTING PERSON*
                  CO

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is the general partner). GP Aeolus, Inc. is a general partner of Zephyr Partners.

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  AREHGP, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                          (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  NA

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           106,747 Units**

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           106,747 Units**

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  106,747 Units**

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
                                                                              13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.4%

14       TYPE OF REPORTING PERSON*
                  CO

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is the general partner). AREHGP, Inc. is a general partner of Zephyr Partners.

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  American Real Estate Holdings Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /x/(b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  NA

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           106,747 Units**

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           106,747 Units**

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  106,747 Units**

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
                                                                              13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.4%

14       TYPE OF REPORTING PERSON*
                  PN

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is the general partner). AREHGP, Inc., a general partner of Zephyr Partners, is wholly owned by American Real Estate Holdings Limited Partnership.

                                  SCHEDULE 13D

CUSIP No. None


1                 NAME OF REPORTING PERSON American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /x/(b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  NA

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           106,747 Units**

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           106,747 Units**

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  106,747 Units**

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
                                                                              13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.4%

14       TYPE OF REPORTING PERSON*
                  CO

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is the general partner). AREHGP, Inc., a general partner of Zephyr Partners, is wholly owned by American Real Estate Holdings Limited Partnership, the general partner of which is American Property Investors, Inc.

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /x/(b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  NA

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           106,747 Units**

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           106,747 Units**

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  106,747 Units**

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
                                                                              13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.4%

14       TYPE OF REPORTING PERSON*
                  CO

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is the general partner). AREHGP, Inc. and GP Aeolus, Inc. are the general partners of Zephyr Partners. AREHGP, Inc. is wholly owned by American Real Estate Holdings Limited Partnership, the general partner of which is American Property Investors, Inc. American Property Investors, Inc. and GP Aeolus, Inc. are wholly owned by Carl C. Icahn.

                        AMENDMENT NO. 10 TO SCHEDULE 13D

     This Amendment No. 10 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp. ("Raleigh GP"), Rockland Partners, Inc. ("Rockland Inc.") and Zephyr Partners ("Zephyr") on August 6, 1996, which constituted the initial filing on Schedule 13D under Section 13(d) of the Act, and Amendments No. 1, 2, 3, 4, 5, 6, 7, 8 and 9 to Schedule 13D filed by such entities ("Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment and Amendments No. 1, 2, 3, 4, 5, 6, 7, 8 and 9.

     This Statement hereby amends the items identified below, or the particular paragraphs of such items which are identified below.

Item 4.  Purpose of Transaction

         Item 4(a) is hereby amended to add the following:

     Registrants intend to commence, within the next two weeks, a tender offer for additional Units of Issuer. The tender offer, when commenced, would be for all Units tendered, provided, among other things, that Registrants were tendered a minimum of 24% of the outstanding Units and that Registrants were satisfied that the Units tendered could be transferred to and, together with the Units already owned by Registrants, voted by them or at their discretion. Should Registrants successfully consummate any such tender offer, it is likely that Registrants would seek to remove Issuer's General Partner and replace it with Raleigh or an affiliate thereof. Representatives of Registrants have had and may continue to have discussions with representatives of Issuer's General Partner concerning the affairs of the Issuer and the General Partner.

     Registrants reserve the right to acquire additional units at any time and from time to time in the open market or otherwise and to dispose of units at any time and from time to time in the open market or otherwise.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         Item 6 is hereby amended to add the following:

     On May 15, 1998, Zephyr Partners and Boreas Associates, L.P. (collectively, the "Icahn Partners") entered into a Redemption Agreement with the Apollo Partners and the Rockland Partners, pursuant to which Raleigh Capital redeemed (the "Redemption") the interests of the Apollo Partners and the Rockland Partners in Raleigh Capital. As a result of the closing of this transaction, the Icahn Partners are the only partners of Raleigh Capital and have the entire beneficial interest in the Arvida Units owned by Raleigh Capital.

     In connection with the Redemption, the Icahn Partners also entered into an Escrow Agreement with the Apollo Partners, the Rockland Partners and Post & Heymann, LLP ("Post"), pursuant to which Post was appointed escrow agent with regard to certain funds deposited in a Post account pending the resolution of a dispute between Raleigh Capital and Arvida.

     To fund a portion of the Redemption price, Raleigh Capital entered into a Term Loan Agreement with ING (U.S.) Capital Corporation ("ING"), pursuant to which ING made a $10,000,000 term loan (the "Term Loan") to Raleigh Capital. To fund the remaining portion of the Redemption price, Raleigh Capital borrowed $5,235,262,94 from Vegas Financial Corp., an affiliate of the Icahn Partners, and $12,215,613.53 from American Real Estate Holdings Limited Partnership, an affiliate of the Icahn Partners, both of which loans are subordinated to the Term Loan.

Item 7.  Material to Be Filed as Exhibits.

         The following documents are filed as Exhibits to this Schedule:

                  (1) Agreement pursuant to Rule 13d-1(f).

                  (2) Redemption Agreement dated as of May 15, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Dated:   May 21, 1998

                         RALEIGH CAPITAL ASSOCIATES L.P.

                         By: Zephyr Partners,
                             General Partner

                             By: GP Aeolus, Inc.,
                                 General Partner

                                 By: /s/ Edward Mattner
                                     Name: Edward Mattner
                                     Title: Vice President

                             By: AREHGP, Inc.,
                                 General Partner

                                 By: /s/ John Saldarelli
                                     Name: John Saldarelli
                                     Title: President


                          ZEPHYR PARTNERS

                          By: GP Aeolus, Inc.,
                              General Partner

                              By: /s/ Edward Mattner
                                  Name: Edward Mattner
                                  Title: Vice President

                          By: AREHGP, Inc.,
                              General Partner

                              By: /s/ John Saldarelli
                                  Name: John Saldarelli
                                  Title: President


             [Signature Page for Amendment No. 10 to Schedule 13D
                          re ARVIDA/JMB PARTNERS, L.P.]

                          GP AEOLUS, INC.

                          By: /s/ Edward Mattner
                              Name: Edward Mattner
                              Title: Vice President

                          AREHGP, INC.

                          By: /s/ John Saldarelli
                              Name:  John Saldarelli
                              Title: President

                          AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

                          By: American Property Investors, Inc.
                              General Partner

                              By: /s/ John Saldarelli
                                  Name: John Saldarelli
                                  Title: Vice President

                          AMERICAN PROPERTY INVESTORS, INC.

                          By: /s/ John Saldarelli
                              Name: John Saldarelli
                              Title: Vice President


                          /s/ Carl C. Icahn
                          CARL C. ICAHN








              [Signature Page for Amendment No. 10 to Schedule 13D
                          re ARVIDA/JMB PARTNERS, L.P.]

                                  EXHIBIT INDEX


(1) Agreement pursuant to Rule 13d-1(f).

(2) Redemption Agreement dated as of May 15, 1998.